Exhibit 99.4

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports second quarter 2018 results

  Revenue of $5,786 million up 1.7%, adjusted EBITDA grows 2.0% to $2,430 million, margin increases to 42.0%

  Postpaid wireless net additions up 37.8% to 122,092 – best second-quarter performance since 2000 – driving wireless revenue growth of 5.0% and 6.2% higher adjusted EBITDA with 0.5-point margin expansion to 44.2%

  Total broadband Internet and IPTV net additions of 31,469, up 76.5%

  Wireline adjusted EBITDA up 1.1% on stronger organic residential revenue growth, improved Bell Business Markets results and stable operating costs

  Bell announces 1.5 Gigabit Internet service, the fastest access speed to the home available in Canada; Bell Internet speeds score 30% higher than our closest competitor in independent testing; over 4.2 million homes and businesses now served with direct fibre connections

  Net earnings of $755 million with net earnings attributable to common shareholders of $704 million, or $0.79 per common share; adjusted net earnings of $777 million generated adjusted EPS of $0.86

MONTRÉAL, August 2, 2018 – BCE Inc. (TSX, NYSE: BCE) today reported results for the second quarter (Q2) of 2018.

“Bell’s network leadership coupled with our team’s dedicated execution in a competitive marketplace delivered strong operational performance in Q2, including 154,000 net new Fibe TV, Internet and postpaid wireless additions, a 44.3% increase from last year, and continued growth in customer usage of our broadband services. Wireless continued to lead the way as we welcomed 122,092 net new postpaid customers, up 37.8% over last year and our best Q2 result in 18 years. The unmatched performance of Bell’s fibre network continues to propel wireline growth, including customer increases in Fibe TV and Internet and improved performance at Bell Business Markets. In a challenging and fast-changing media marketplace, Bell Media continues to deliver the top conventional, pay and specialty channels, including #1 sports network TSN and the most-watched CTV News, innovative new viewing options, and partnerships with the leading Canadian and international content brands,” said George Cope, President and CEO of BCE and Bell Canada.

“With 51 consecutive quarters of year-over-year adjusted EBITDA growth, the Bell team’s consistently strong operational execution is driving expected free cash flow growth of 3% to 7% in 2018, fully supporting our ongoing investment in the Bell broadband innovation strategy. Bell’s network leadership was underscored in Q2 with our ranking as by far the fastest Internet provider in Canada and our selection by the government of Alberta to operate its provincial SuperNet broadband network, and again today as Bell announces that our new 1.5 Gigabit Internet service will be available to consumers beginning this month.”

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Bell is focused on achieving a clear goal – to be recognized by customers as Canada’s leading communications company – through the execution of 6 Strategic Imperatives: Invest in Broadband Networks & Services, Accelerate Wireless, Leverage Wireline Momentum, Expand Media Leadership, Improve Customer Service, and Achieve a Competitive Cost Structure.

BUSINESS DEVELOPMENTS

Bell announces 1.5 Gigabit Internet service; Bell Internet ranked as Canada’s fastest

Bell today announced that Bell Fibe Internet speeds of 1.5 Gigabit per second (Gbps), the fastest available to the home in Canada, will launch this month in Ontario, followed by Québec, Atlantic Canada and Manitoba. Bell has already taken the top spot in PCMag’s The Fastest ISPs of 2018: Canada, delivering the highest overall Internet speed index ever recorded in Canada by the magazine and scoring more than 30% higher than our nearest competitor. Atlantic Canada’s Bell Aliant took second place while Manitoba’s Bell MTS moved into the top 10 for the first time. Bell’s fibre to the premises (FTTP) network is now available to more than 4.2 million homes and businesses in 7 provinces and continues to expand with the announcement of new all-fibre deployments in the communities of Oshawa, Clarington, Orillia, Chatham-Kent and Winkler.

Bell awarded Alberta SuperNet, IoT, smart city contracts

Bell has been awarded a multi-year contract to operate SuperNet, the Alberta government initiative providing broadband connectivity to schools, hospitals, libraries, provincial, municipal and Indigenous offices, enterprise business customers and Internet service providers in communities throughout the province. Bell has also agreed to acquire Axia NetMedia Corporation, the Calgary-based operator of SuperNet’s rural assets, in a transaction expected to close later this month. Bell announced a multi-year agreement with Superior Propane to deliver a comprehensive Internet of Things (IoT) fuel tank monitoring solution for Superior’s business and residential customers. We also launched more smart kiosks and other smart city initiatives with the City of Orillia and Metrobus in St. John’s, and the North’s first smart kiosk in Whitehorse with Northwestel.

Lucky Mobile goes national; Fibe TV innovations

Canada’s low-cost prepaid wireless service Lucky Mobile is now available in all 10 provinces with launches in Québec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador. Fibe TV customers in Ontario and Québec can now use the Fibe TV app to download and go with their recorded television content on laptops, smartphones and tablets even without an Internet connection, and Bell MTS announced the launch of 4K Fibe TV service in Manitoba, the first live 4K programming available in the province.

Bell Media content leadership: Just for Laughs, major studio agreements

Bell Media and Montreal Canadiens owners Groupe CH joined ICM Partners and Howie Mandel in acquiring Groupe Juste pour rire, producer of the world’s largest comedy festival in Montréal and other Just For Laughs TV and live comedy productions in Canada and worldwide. Bell Media announced new and exclusive long-term deals with major Hollywood movie studios, including 20th Century Fox, Fox Searchlight Films, Entertainment One, Sony Pictures Entertainment, Universal Pictures, Focus Features and Warner Bros., to bring blockbuster movies to multiple platforms, complementing partnerships with premium TV brands HBO, SHOWTIME and Starz already in place. Bell Media also announced new ad-supported video-on-demand services CTV Movies and CTV Vault, each featuring thousands of hours of content.

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Mental health and environmental leadership

The Bell Let’s Talk Community Fund, which doubled in value to $2 million annually as of 2018, has selected 120 front-line community mental health groups in every province to receive grants this year. Bell Let’s Talk and The Rossy Family Foundation made a joint $500,000 donation to the Fédération des cégeps and the Fondation de l’Université du Québec à Montréal to support the mental health of CÉGEP students. Bell was named one of Canada’s Greenest Employers for the second consecutive year.

BCE RESULTS

FINANCIAL HIGHLIGHTS

($ millions except per share amounts) (unaudited)	Q2 2018	Q2 2017	% change
BCE
Operating revenues	5,786	5,688	1.7%
Net earnings	755	814	(7.2%)
Net earnings attributable to common shareholders	704	765	(8.0%)
Adjusted net earnings(1)	777	795	(2.3%)
Adjusted EBITDA(2)	2,430	2,382	2.0%
EPS	0.79	0.85	(7.1%)
Adjusted EPS(1)	0.86	0.89	(3.4%)
Cash flows from operating activities	2,057	2,154	(4.5%)
Free cash flow(3)	994	1,094	(9.1%)

“We delivered another solid quarter of revenue and adjusted EBITDA growth consistent with plan, led by continued strong wireless operating profitability, improved organic wireline revenue growth and a healthy contribution to overall consolidated BCE free cash flow from Bell Media,” said Glen LeBlanc, Chief Financial Officer for BCE and Bell. “With a focus on profitable subscriber growth, we continued to leverage our advanced broadband networks and services to deliver higher wireless postpaid and residential wireline net customer additions in a financially disciplined manner during a seasonally slower quarter, providing the foundation for sustained financial performance going forward. Our operating results in 2018 and ongoing confidence in our business outlook provide us with considerable financial flexibility to execute our strategy and achieve our 2018 guidance targets, all of which we reconfirm today.”

BCE operating revenue was up 1.7% in Q2 to $5,786 million, reflecting a 1.0% increase in service revenue to $5,129 million and 7.7% higher product revenue of $657 million. This was driven by increases at both Bell Wireless and Bell Wireline, partly offset by a modest year-over-year revenue decline at Bell Media.

Net earnings decreased 7.2% to $755 million while net earnings attributable to common shareholders totalled $704 million, or $0.79 per share, down 8.0% and 7.1% respectively. Despite higher adjusted EBITDA, net earnings declined due mainly to higher other expense and increased depreciation and amortization.

Excluding severance, acquisition and other costs, net gains or losses on investments, net mark-to-market changes on derivatives used to economically hedge equity settled share-based compensation plans, early debt redemption costs and impairment charges, adjusted net earnings decreased 2.3% to $777 million, or $0.86 per common share.

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Adjusted EBITDA grew 2.0% to $2,430 million, driven by increases of 6.2% at Bell Wireless and 1.1% at Bell Wireline. Bell Media adjusted EBITDA was down 8.5% due to the combined impact of lower advertising revenue and higher programming costs compared to last year. BCE’s consolidated adjusted EBITDA margin(2) expanded to 42.0% from 41.9% in Q2 2017, reflecting the high flowthrough of strong wireless revenue growth, increasing broadband Internet scale, improved year-over-year wireline business markets performance, and disciplined spending on wireless postpaid and residential wireline subscriber acquisitions.

BCE continued to lead strategic investment in Canada’s advanced broadband wireline and wireless infrastructure with capital expenditures of $1,056 million in Q2, up 1.3% over last year. This represented a capital intensity (4) ratio (capital expenditures as a percentage of total revenue) of 18.3%, the same percentage as in Q2 2017. Capital investment focused primarily on expanding our fibre to the premises (FTTP) footprint and connecting more homes and businesses directly to the network; the deployment of wireless small-cells to optimize mobile coverage, signal quality and data backhaul; and ongoing investment in Manitoba to improve broadband network coverage, capacity and speeds.

BCE cash flows from operating activities were $2,057 million, down 4.5% from last year, as higher adjusted EBITDA was more than offset by a decrease in cash from working capital. Free cash flow generated in the quarter was $994 million, 9.1% lower than Q2 2017, reflecting a decrease in cash flows from operating activities, excluding acquisition and other costs paid, and higher capital expenditures.

In Q2, BCE reported 122,092 net new wireless postpaid subscribers and a decrease of 7,606 net wireless prepaid customers; 10,816 net new high-speed Internet customers; 20,653 net new IPTV customers and a decrease of 19,844 net satellite TV customers; and a decrease in residential NAS lines of 70,665.

BCE customer connections across wireless, Internet, TV and residential NAS totalled 19,127,867 at the end of Q2, up 1.9% from last year. The total included 9,309,534 wireless customers, up 4.6% over last year (including 8,593,113 postpaid customers, an increase of 5.7%); 3,856,555 high-speed Internet subscribers, up 3.7%; 2,835,227 TV subscribers (including 1,599,142 IPTV customers, an increase of 7.9%), up 0.4%; and 3,126,551 residential NAS lines, down 6.2%.

BCE OPERATING RESULTS BY SEGMENT

Bell Wireless

Bell Wireless delivered another strong quarter of financial results with total Q2 operating revenue up 5.0% to $2,046 million. Service revenue increased 3.6% to $1,574 million, reflecting continued subscriber base expansion, including a higher proportion of postpaid customers. Product revenue grew 9.8% to $472 million due to increased sales of higher-value smartphones.

Wireless adjusted EBITDA was up 6.2% to $904 million, yielding a 0.5 percentage-point increase in revenue margin to 44.2%, on strong revenue growth flow-through and disciplined spending on postpaid customer acquisitions and device upgrades. Operating costs were 4.0% higher compared to last year due to increased cost of goods sold, driven by higher handset sale volumes; increased network operating expenses; and higher customer support costs due to subscriber base growth and increasing data usage.

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  Postpaid net additions increased 37.8% to 122,092, our best Q2 performance since 2000. This was driven by 16.1% higher gross additions of 394,136, reflecting the success of our marketing efforts and sales execution across retail channels, Bell’s mobile network leadership and leading line-up of high-demand smartphones, and the ongoing onboarding of customers from our long-term mobile services contract with Shared Services Canada. Postpaid churn(4) increased 2 basis points to 1.10%, reflecting promotional pricing discipline and more off-contract subscribers compared to last year.
  Prepaid net customer losses of 7,606 represented an improvement of 64.9% over last year as low-cost prepaid service Lucky Mobile continued to gain traction, contributing to 74,016 prepaid gross additions in the quarter, an increase of 15.6% over last year.
  Bell postpaid wireless customers totalled 8,593,113 at the end of Q2, a 5.7% increase over Q2 2017. Total wireless customers increased 4.6% to 9,309,534.
  Blended average billing per user (ABPU)(4) increased 0.6% to $67.71, driven by a higher postpaid subscriber mix, more customers moving to higher-value monthly plans with larger data allotments, increased roaming revenue and the flow-through of pricing changes.
  Bell’s mobile LTE network provided coverage to more than 99% of Canadians at the end of Q2, including 90% covered by LTE Advanced (LTE-A) service. The percentage of postpaid subscribers on LTE has now reached 89%.

Bell Wireline

Total wireline operating revenue was up 0.6% to $3,135 million on a 0.4% increase in service revenue to $2,947 million and 3.9% higher product revenue of $188 million. These increases were due to positive residential services revenue growth driven by strong Internet and IPTV customer gains and higher household ARPU(4), as well as improved Bell Business Markets performance from higher Internet Protocol (IP) broadband connectivity revenue and increased sales of professional services, including non-recurring contributions in the quarter from the G7 Summit and Ontario general election.

With increasing broadband subscriber scale, more favourable business markets results and relatively stable operating costs that grew a modest 0.2% over last year to $1,814 million, wireline adjusted EBITDA was up 1.1% to $1,321 million, driving a 20 basis-point increase in Bell’s North American-leading revenue margin to 42.1%.

  Bell added 10,816 new net high-speed Internet customers, compared to 1,407 in Q2 last year, driven by a rapidly expanding FTTP footprint (which reached more than 4.2 million locations at the end of the quarter, up from 3.4 million last year) and the pull-through of Internet customer activations from app-based live TV service Alt TV. BCE’s high-speed Internet customer base totalled 3,856,555 at the end of Q2, up 3.7% from the same time last year.
  Bell TV gained 20,653 net new IPTV subscribers in Q2, up 25.7% from the 16,427 last year despite sustained aggressive cable service bundle offers and ongoing cord cutting by customers. The improved year-over-year performance reflected strong customer demand for Alt TV and ongoing direct fibre footprint expansion. BCE served 1,599,142 IPTV subscribers at the end of Q2, up 7.9% from the same time last year.

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  Satellite TV net losses improved 33.3% to 19,844 from 29,764 in Q2 2017. The reduction was the result of fewer deactivations and migrations reflecting a more mature subscriber base geographically better-suited for satellite TV service, as well as increased market activity from the traditional summer bump in activations. BCE’s total TV customer base reached 2,835,227 TV subscribers at the end of Q2, up 0.4% from the same time last year.
  Wireline data service revenue was up 3.1% to $1,869 million on strong Internet and IPTV subscriber growth, higher ARPU from customer upgrades to faster Internet speeds and rate changes, and increased business IP broadband connectivity and professional services sales to large business customers, including contributions from the G7 Summit and Ontario election.
  Other services revenue increased 16.4% to $64 million, driven by the incremental financial contribution from the acquisition of AlarmForce Industries.
  Wireline product revenue was up 3.9% to $188 million, reflecting increased telecommunications equipment sales and the AlarmForce acquisition.
  Residential NAS net losses increased 5.5% to 70,665 from 67,005 in Q2 2017, the result of richer cable promotional service bundle offers and lower overall customer demand for traditional landline voice service due largely to continued wireless and Internet technology substitution. Bell residential NAS access lines totalled 3,126,551 at the end of Q2, a 6.2% decline from the same time last year.
  Total wireline voice revenue decreased 6.2% to $957 million due to NAS access line reductions, decreased usage of traditional long distance services and lower sales of wholesale international long distance minutes.

Bell Media

Bell Media reported revenues of $791 million, a 0.6% decline over last year as advertising revenue for conventional and non-sports specialty TV decreased due to ongoing market softness and viewership declines for traditional linear TV. This was moderated by advertising revenue from the 2018 FIFA World Cup, increases at specialty TV news service CP24 and continued growth in Astral outdoor advertising.

Subscriber revenue increased 1.9% in Q2, reflecting continued steady growth in CraveTV and TV Everywhere GO platforms, as well as revenue generated from our newly launched direct-to-consumer sports streaming services TSN Direct and RDS Direct.

Adjusted EBITDA for Bell Media fell 8.5% to $205 million, mainly due to higher operating costs from sports broadcast rights, including for the 2018 FIFA World Cup, and CraveTV programming expansion.

  CTV was the most-watched television network for the 17th straight year, with 7 of the top 10 shows in total viewers and more top 20 programs in key demographics than all other competitors combined.

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  TSN remains Canada’s #1 specialty sports channel and the top specialty network overall, supported by high-profile programming including the 2018 FIFA World Cup, CFL Football, The Masters and U.S. Open Golf, and Grand Slam tennis.
  TSN and French-language sports network RDS also announced in Q2 new TV streaming options for consumers through a monthly subscription with the new TSN Direct and RDS Direct services. Current TSN and RDS subscribers can also now access on-demand content and bonus streams on all their screens through the TSN and RDS apps and websites.
  Canada’s top radio broadcaster, Bell Media reached an average audience of 17 million radio listeners who spent approximately 72 million hours tuned in each week.
  Bell Media remains the digital media leader among Canadian broadcast and video network competitors with monthly averages of 436 million total views, approximately 1 billion minutes spent watching, and 79 million videos served in Q2. We reached 67% of digital audiences with approximately 21 million unique monthly visitors.

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.755 per common share, payable on October 15, 2018 to shareholders of record at the close of business on September 14, 2018.

OUTLOOK FOR 2018

BCE confirmed its financial guidance targets for 2018, which were updated on May 3, 2018 to reflect the adoption of International Financial Reporting Standard 15 (IFRS 15):

	May 3 Guidance	August 2 Guidance
Revenue growth	2% – 4%	On track
Adjusted EBITDA growth	2% – 4%	On track
Capital intensity	approx. 17%	On track
Adjusted EPS	$3.45 – $3.55	On track
Adjusted EPS growth	1% – 4%	On track
Free cash flow growth	3% – 7%	On track
Annualized common dividend per share	$3.02	$3.02
Dividend payout policy(3)	65% – 75% of free cash flow	On track

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q2 2018 results on Thursday, August 2 at 8:00 am (Eastern). Media are welcome to participate on a listen-only basis. Please dial toll-free 1-800-377-0758 or 416-340-2216. A replay will be available for one week by dialing 1-800-408-3053 or 905-694-9451 and entering pass code 5118526#.

A live audio webcast of the conference call will be available on BCE’s website at BCE Q2-2018 conference call. The mp3 file will be available for download on this page later in the day.

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NOTES

The information contained in this news release is unaudited.

In Q1 2018, we updated our definition of adjusted net earnings and adjusted EPS to exclude net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans as they may affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Adjusted net earnings and adjusted EPS for 2017 have also been updated for comparability purposes.

(1)	The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges. We define adjusted EPS as adjusted net earnings per BCE common share. We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and non-controlling interest (NCI). We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

($ millions except per share amounts)
	Q2 2018		Q2 2017
	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	704	0.79	765	0.85
Severance, acquisition and other costs	18	0.02	27	0.04
Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	22	0.02	-	-
Net losses on investments	20	0.02	-	-
Early debt redemption costs	13	0.01	3	-
Impairment charges	-	-	-	-
Adjusted net earnings	777	0.86	795	0.89

(2)	The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 4, Segmented

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information, in BCE’s Q2 2018 Financial Statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues. We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

($ millions)
	Q2 2018	Q2 2017
Net earnings	755	814
Severance, acquisition and other costs	24	36
Depreciation	787	767
Amortization	221	210
Finance costs
Interest expense	246	238
Interest on post-employment benefit obligations	17	18
Other (expense) income	88	1
Income taxes	292	298
Adjusted EBITDA	2,430	2,382
BCE operating revenues	5,786	5,688
Adjusted EBITDA margin	42.0%	41.9%

(3)	The terms free cash flow and dividend payout ratio do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are nonrecurring. We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

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($ millions)
	Q2 2018	Q2 2017
Cash flows from operating activities	2,057	2,154
Capital expenditures	(1,056)	(1,042)
Cash dividends paid on preferred shares	(35)	(30)
Cash dividends paid by subsidiaries to non-controlling interest	-	(9)
Acquisition and costs paid	28	21
Free cash flow	994	1,094

(4)	We use ABPU, ARPU, churn and capital intensity to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to our 2018 financial guidance (including revenues, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow), BCE’s common share dividend payout policy and 2018 annualized common share dividend, our network deployment plans and related capital investments, our business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of August 2, 2018 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after August 2, 2018. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected 2018 financial results, as well as our objectives, strategic priorities and business outlook for 2018, and in obtaining a better

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understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to:

Canadian Economic and Market Assumptions

  Lower economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 2.0% in 2018
  Employment gains expected to slow in 2018, as the overall level of business investment is expected to remain soft
  Interest rates expected to increase modestly in 2018
  Canadian dollar expected to remain at near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices
  A higher level of wireline and wireless competition in consumer, business and wholesale markets
  Higher, but slowing, wireless industry penetration and smartphone adoption
  A soft media advertising market, due to variable demand, and continued escalation of costs to secure TV programming
  Ongoing linear TV subscriber erosion, due to growing cord-cutter and cord-never customer segments

Assumptions Concerning our Bell Wireless Segment

  Maintain our market share of incumbent wireless postpaid net additions
  Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE and LTE-A devices and new data services
  Higher handset cost, driven by a higher sales mix of premium devices, increased new customer activations and more customer device upgrades attributable to a higher number of off-contract subscribers due to earlier expiries under two-year contracts
  Wireless revenue growth driven by postpaid subscriber base expansion and a higher volume of handset sales
  Expansion of the LTE-A network coverage to approximately 92% of the Canadian population
  Ability to monetize increasing data usage and customer subscriptions to new data services
  Ongoing technological improvements by handset manufacturers and from faster data network speeds that allow customers to optimize the use of our services
  No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

Assumptions Concerning our Bell Wireline Segment

  Positive full-year adjusted EBITDA growth
  Continued growth in residential IPTV and Internet subscribers
  Increasing wireless and Internet-based technological substitution
  Residential services household ARPU growth from increased penetration of multi-product households and price increases
  Aggressive residential service bundle offers from cable TV competitors in our local wireline areas

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  Continued large business customer migration to IP-based systems
  Ongoing competitive repricing pressures in our business and wholesale markets
  Continued competitive intensity in our small and mid-sized business markets as cable operators and other telecom competitors continue to intensify their focus on business customers
  Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services
  Ongoing deployment of direct fibre and growing consumption of OTT TV services and on- demand streaming video, as well as the proliferation of devices, such as tablets, that consume vast quantities of bandwidth, will require considerable ongoing capital investment
  Accelerating customer adoption of OTT services resulting in downsizing of TV packages
  Realization of cost savings related to management workforce attrition and retirements, lower contracted rates from our suppliers, reduction of traffic that is not on our network and operating synergies from the integration of MTS
  No material financial, operational or competitive consequences of changes in regulations affecting our wireline business

Assumptions Concerning our Bell Media Segment

  Revenue performance is expected to reflect an improving TV advertising sales trajectory supported by our broadcast of the 2018 FIFA World Cup, further CraveTV subscriber growth and continued growth in outdoor advertising
  Operating cost growth driven by higher TV programming and sports broadcast rights costs, as well as continued investment in CraveTV content
  Continued scaling of CraveTV
  Ability to successfully acquire and produce highly rated programming and differentiated content
  Building and maintaining strategic supply arrangements for content across all screens and platforms
  Increased revenue generation from monetization of content rights and Bell Media properties across all platforms
  TV unbundling and growth in OTT viewing expected to result in lower subscriber levels for many Bell Media TV properties
  No material financial, operational or competitive consequences of changes in regulations affecting our media business

Financial Assumptions Concerning BCE

The following constitute BCE’s principal financial assumptions for 2018:

  total post-employment benefit plans cost to be approximately $335 million to $355 million, based on an estimated accounting discount rate of 3.6%, comprised of an estimated above adjusted EBITDA post-employment benefit plans service cost of approximately $270 million to $280 million and an estimated below adjusted EBITDA net post-employment benefit plans financing cost of approximately $65 million to $75 million depreciation and amortization expense of approximately $4,000 million to $4,050 million interest expense of approximately $975 million to $1,000 million an effective tax rate of approximately 25%
  NCI of approximately $50 million
  total pension plan cash funding of approximately $400 million cash taxes of approximately $700 million to $750 million

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  net interest payments of approximately $950 million to $975 million other free cash flow items, which include working capital changes, severance and other costs paid, preferred share dividends and NCI paid, of approximately $25 million average BCE common shares outstanding of approximately 900 million
  Common share buybacks totalling $175 million
  an annual common share dividend of $3.02 per share

The foregoing assumptions, although considered reasonable by BCE on August 2, 2018, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2018 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2018 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to:

  the intensity of competitive activity, including from new and emerging competitors, and the resulting impact on the cost of retaining existing customers and attracting new ones, as well as on our market shares, service volumes and pricing strategies the level of technological substitution and the presence of alternative service providers contributing to reduced utilization of our traditional wireline services regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business, including, in particular, those relating to mandatory access to networks, spectrum auctions, approval of acquisitions, broadcast licensing and foreign ownership requirements the inability to protect our physical and non-physical assets, including networks, IT systems, offices, corporate stores and sensitive information, from events and attacks such as cyber threats, and damage from fire and natural disasters security and data leakage exposure if security control protocols applicable to our cloud- based solutions are bypassed the adverse effect of the fundamental separation of content and connectivity, which is changing our TV and media ecosystems and may accelerate the disconnection of TV services and the reduction of TV spending, as well as the fragmentation of, and changes in, the advertising market competition with global competitors, in addition to traditional Canadian competitors, for programming content could drive significant increases in content acquisition costs and challenge our ability to secure key content adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services and the level of bad debts the failure to optimize network and IT deployment and upgrade timelines, accurately assess the potential of new technologies, and invest and evolve in the appropriate direction the failure to continue investment in a disciplined and strategic manner in next-generation capabilities, including real-time information-based customer service strategies

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  the inability to drive a positive customer experience resulting, in particular, from the failure to embrace new approaches and challenge operational limitations the complexity in our operations resulting from multiple technology platforms, billing systems, marketing databases and a myriad of rate plans, promotions and product offerings the failure to maintain optimal network operating performance in the context of significant increases in capacity demands on our Internet and wireless networks the failure to implement or maintain highly effective IT systems supported by an effective governance and operating framework the risk that we may need to incur significant capital expenditures beyond our capital intensity target in order to provide additional capacity and reduce network congestion the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, process redesigns and the integration of business acquisitions events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, IT systems, equipment and other facilities in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe and secure environment labour disruptions
  the inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements, fund capital expenditures and provide for planned growth uncertainty as to whether dividends will be declared by BCE’s board of directors or whether BCE’s dividend payout policy will be maintained the inability to manage various credit, liquidity and market risks pension obligation volatility and increased contributions to post-employment benefit plans higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits the failure to reduce costs as well as unexpected increases in costs the failure to evolve practices to effectively monitor and control fraudulent activities online content theft and piracy and the absence of effective legal recourses to combat them events affecting the continuity of supply of products and services that we need to operate our business and to comply with various obligations from our third-party suppliers, outsourcers and consultants the failure of our procurement and vendor management practices to address risk exposures associated with existing and new supplier models the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards unfavourable resolution of legal proceedings and, in particular, class actions unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations health concerns about radiofrequency emissions from wireless communications devices the inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks the failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters

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We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2017 Annual MD&A dated March 8, 2018 (included in BCE’s 2017 Annual Report) and BCE’s 2018 First and Second Quarter MD&As dated May 2, 2018 and August 1, 2018, respectively, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, TV, Internet and business communication services throughout the country. Bell Media is Canada’s premier content creation company with leading assets in television, radio, out of home, and digital media. To learn more, please visit Bell.ca or BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace mental health initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Jean Charles Robillard
514-870-4739
jean_charles.robillard@bell.ca

Investor inquiries:

Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca

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